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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A-2
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

dELiA*s Corp.
(Name of Subject Company)

dELiA*s Corp.
(Names of Person Filing Statement)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

                      24688Q101
(CUSIP Number of Class of Securities)

Edward D. Taffet, Esq.
Senior Vice President and General Counsel
435 Hudson Street
New York, New York 10014
(212) 807-9060
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:
Jeffrey A. Horwitz, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1-8.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 6, 2003, as amended by Amendment No. 1 thereto, filed with the Commission on August 21, 2003 (the "Schedule 14D-9"), by dELiA*s Corp., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the offer by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of the Company, at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003, and in the related Letter of Transmittal, copies of which were filed with the Purchaser's Tender Offer Statement on Schedule TO, as amended, as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively.

        1.     Item 4 of the Schedule 14D-9 is hereby amended by deleting in their entirety the second, third, sixth, seventh and eighth bullet points appearing under the subsection "Reasons for the Board's Recommendation" which appear on page 11 of the Schedule 14D-9.

Items 9. Exhibits.

Exhibit No.	Description
(a) (1)	Offer to Purchase (incorporated by reference to Exhibit (a) (1) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(a) (2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).*
(a) (3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).*
(a) (4)	Letter to Stockholders, dated August 6, 2003.*
(e) (1)
Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (2)
Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d) (2) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.*
(e) (4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d) (3) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d) (5) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d) (6) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (7)
Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (4) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (8)
Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (7) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (9)
Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (8) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).*

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

dELiA*s CORP.
By:	/s/ STEPHEN I. KAHN Stephen I. Kahn Chairman and Chief Executive Officer

Dated: August 22, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a) (1)	Offer to Purchase (incorporated by reference to Exhibit (a) (1) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(a) (2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).*
(a) (3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).*
(a) (4)	Letter to Stockholders, dated August 6, 2003.*
(e) (1)
Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d) (1) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (2)
Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d) (2) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.*
(e) (4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d) (3) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d) (5) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d) (6) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (7)
Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (4) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (8)
Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (7) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (9)
Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d) (8) to the Schedule TO filed by Parent on August 6, 2003).*
(e) (10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).*

*
Previously filed.

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SIGNATURE
EXHIBIT INDEX